#82-1260

SUPPL

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

JULY 31, 2007 AND 2006

(The Company's independent auditor has not performed a review of these interim financial statements)

dlw10/17

THUNDER SWORD RESOURCES INC.

BALANCE SHEETS

	JULY 31 2007 (Unaudited)	OCTOBER 31 2006 (Note 1)
ASSETS		
Current		
Cash	$ 229,220	$ 335,319
Accounts receivable	-	-
GST recoverable	79,554	72,128
Inventory	6,419	8,543
Prepaid expenses	755	1,487
	315,948	421,477
Capital Assets	9,610	12,305
Interest In Mineral Properties (Note 2)	3,246,190	3,085,787
	$ 3,571,748	$ 3,515,569
LIABILITIES		
Current		
Accounts payable	$ 68,299	$ 205,596
Due to related parties (Note 3)	577,608	497,434
	645,907	703,030
SHAREHOLDERS' DEFICIENCY		
Share Capital (Note 4)	8,168,128	7,867,278
Warrants	199,150	-
Deficit	(5,441,437)	(5,054,739)
	2,925,841	2,812,539
	$ 3,571,748	$ 3,515,569

Approved on Behalf of the Board:

"S. Naguschewski"
Director

"M. Goldstein"
Director

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2007	2006	**2007**	2006
Sales	**$ -**	$ 6,880	**$ 14,765**	$ 19,695
Cost Of Sales				
Inventory, beginning of period	**4,669**	12,340	**8,543**	16,189
Purchases	**1,750**	-	**1,750**	-
Freight out	**1,496**	533	**4,555**	1,820
Warehousing	**520**	576	**1,730**	4,172
	8,435	13,499	**16,578**	22,181
Inventory, end of period	**6,419**	11,069	**6,419**	11,069
	2,016	2,380	**10,159**	11,112
Gross Profit (Loss)	**(2,016)**	4,500	**4,606**	8,583
Administrative Expenses				
Advertising and shareholder relations	**55,230**	24,231	**183,064**	26,399
Amortization	**929**	1,320	**2,775**	3,957
Automotive and travel	**5,066**	4,545	**14,311**	20,647
Consulting fees	**22,500**	19,500	**60,000**	58,500
Filing and transfer fees	**737**	3,945	**17,652**	13,966
Interest	**14,343**	5,508	**44,145**	17,039
Office and miscellaneous	**2,300**	3,012	**7,810**	6,865
Professional fees	**19,982**	-	**44,022**	31,428
Product research	**-**	-	**-**	195
Rent	**10,300**	14,488	**28,305**	32,054
	131,387	76,549	**402,084**	211,050
Loss From Operations	**(133,403)**	(72,049)	**(397,478)**	(202,467)
Other				
Interest income	**4,683**	-	**10,780**	-
Loss for the Period	**(128,720)**	(72,049)	**(386,698)**	(202,467)
Deficit, Beginning Of Period	**(5,312,717)**	(4,807,816)	**(5,054,739)**	(4,677,398)
Deficit, End Of Period	**$ (5,441,437)**	$ (4,879,865)	**$ (5,441,437)**	$ (4,879,865)
Basic And Diluted Loss Per Share	**$ (0.01)**	$ (0.01)	**$ (0.02)**	$ (0.02)
Basic And Diluted Weighted Average Common Shares	**17,094,245**	10,419,578	**16,879,349**	10,161,809

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

STATEMENT OF CASH FLOWS

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED July 31	
	2007	2006	2007	2006
Operating Activities				
Loss for the period	$ (128,720)	$ (72,049)	$ (386,698)	$ (202,467)
Adjustments for item not affecting cash:				
Amortization	929	1,318	2,775	3,955
Interest accrued	14,332	5,769	44,135	17,300
	(113,459)	(64,962)	(339,788)	(181,212)
Changes in non-cash working capital items:				
Accounts receivable	8,076	8,419	-	5,566
GST recoverable	4,466	-	(7,426)	-
Inventory	(1,750)	1,271	2,124	5,120
Prepaid expenses	-	-	732	-
Accounts payable	6,629	(1,160)	(137,297)	(15,147)
	(96,038)	(56,432)	(481,655)	(185,673)
Investing Activities				
Purchase of capital assets	(80)	-	(80)	-
Mineral property expenditures	(1,005,646)	-	(1,207,858)	-
Proceeds from mineral property options	371,142	-	1,047,455	-
	(634,584)	-	(160,483)	-
Financing Activities				
Advances from related parties	(187,774)	57,926	36,039	97,129
Shares issued	-	-	500,000	90,219
	(187,774)	57,926	536,039	187,348
Increase (Decrease) In Cash During The Period	(918,396)	1,494	(106,099)	1,675
Cash, Beginning Of Period	1,147,616	649	335,319	468
Cash, End Of Period	$ 229,220	$ 2,143	$ 229,220	$ 2,143

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2007 AND 2006

1. BASIS OF PRESENTATION

The interim financial statements of Thunder Sword Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2006. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2006.

2. INTEREST IN MINERAL PROPERTIES

On April 27, 2007 the Company entered into a Mining Option Agreement whereby the Optionee has acquired the right to earn 26% of the Company's right to earn 51% in certain mineral claims known as the Athabasca Claims (the "Claims"). The Company will retain a 25% interest in those claims. Under the terms of the Agreement the Company is entitled to receive a lease acquisition fee of $500,000 (received) and be reimbursed $444,313 for expenditures previously paid by the Company (received). Further, the Optionee must incur qualifying expenditures on the Claims of $3,000,000 (at least $1,500,000 before October 1, 2007 and the balance before October 1, 2008). These expenditures will be applied against the Company's expenditure commitments on the Claims.

3. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent

During the three month period, the Company paid or accrued rent of $1,500 (2006 - $1,500) to a company controlled by a spouse of a director.

b) Management Services

During the three month period, the Company paid or accrued consulting fees of $15,000 (2006 - $15,000) to directors for management services.

c) Loans from Shareholders

In the three months ended July 31, 2007 the Company repaid $200,000 previously advanced from two shareholders.

d) Loans from Officers

In the three months ended July 31, 2007 officers of the Company paid $6,217 of expenses.

e) Interest Accrued

Amounts owing to a director and a company controlled by a spouse of a director total $574,013 (2006 - $404,644) bear 10% interest per annum and are without specified terms of repayment. Interest amounting to $14,332 (2006 - $5,769) has been accrued for the three month period ending July 31, 2007.

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2007 AND 2006

4. SHARE CAPITAL

On April 25, 2007, the Company completed a private placement by issuing 333,333 Units, each Unit is comprised of 1 common shares and 1 share purchase warrant. The warrant entitles the holder to acquire one additional common share at $1.75 for two years. No shares were issued during the quarter ended July 31, 2007.

#82-1260

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Siegfried Naguschewski, President, Chief Financial Officer of Thunder Sword Resources Inc.,

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Thunder Sword Resources Inc. (the issuer) for the interim period ending July 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposed in accordance with the issuer's CAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 29, 2007

"S. Naguschewski"
Signature
President & Chief Executive Officer

#82- 1260

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Siegfried Naguschewski, President, Chief Executive Officer of Thunder Sword Resources Inc.,

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Thunder Sword Resources Inc. (the issuer) for the interim period ending July 31, 2007.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposed in accordance with the issuer's CAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 29, 2007

"S. Naguschewski"
Signature
President & Chief Executive Officer

#82-1260

THUNDER SWORD RESOURCES INC.

RECEIVED

Form 51-102F1

2007 OCT 14 P 1:01

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED

July 31, 2007

This Management's Discussion and Analysis ("MD&A") prepared as of September 27, 2007, supplements, but does not form part of the unaudited interim financial statements of the Company and the notes thereto for the period ended July 31, 2007. Consequently, the following discussion and analysis of the financial condition and results of operations of Thunder Sword Resources Inc. (the "Company" or "Thunder Sword"), should be read in conjunction with the unaudited interim financial statements for the period ended July 31, 2007 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") consistently applied.

The reader should also refer to the annual audited financial statements for the year ended October 31, 2006 and the Management Discussion and Analysis for that year.

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

The Company prepares and files its financial reports in accordance with Canadian generally accepted accounting principles. The MD&A and the corresponding financial statements for the six month period ended April 30, 2007 were prepared by management and have not been reviewed by the Company's external auditor.

Additional information related to the Company can be found on the SEDAR website (www.sedar.com) and on the Company's website (thundersword.com)

OVERVIEW

The Company is engaged in the exploration, development and exploitation of resource properties, including mineral and energy related commodities.

As mentioned to you in our January 31, 2007 Report, 2006 and continuing into 2007, has been a very good for the energy markets generally, with record prices being set for most energy related commodities and this holds true for 2006 and the first and second quarters of 2007 as well. Industry experts continue to suggest that the demand for these commodities will continue to surge while the supply side will remain very much in question for the foreseeable future. With this in mind, management continues to direct its efforts on creating shareholder value by further acquiring, participating and seeking joint venture participation in exploration prospects directed at the energy resource sector, with particular focus being given to uranium exploration, in Canada and the United States. As earlier reported by the Company, we are currently participating as a joint venture partner in excess of 74,000 hectares of prospective uranium claims in the Athabasca Basin, Saskatchewan. In addition to the principal option agreement, we have also now finalized the terms of the option agreement covering some 34,000 hectares of our 74,000 Ha property with Tribune Resources Corp. We continue to be very excited by the potential these large claim areas have, and we look forward to reporting on our activities as we proceed into 2007.

Uranium prices have increased dramatically since the historic lows of 2001 and continue to reach new highs almost weekly. For the most part, this price strengthening reflects tightening supply and recognition that new investment is needed to encourage exploration for additional reserves and to build new mines. By 2050, world energy consumption will double and demand for electricity will triple. A recent *Forbes* magazine cover story, entitled *Going Nuclear,* analyzed uranium's recent price surge, "One reason the price of uranium should keep escalating is that producers are only starting to ramp up to meet the strong demand. Utilities globally need 180 million pounds of uranium annually, but at this point a mere 108 million pounds are coming out of the ground."

Canada has a vast supply of uranium in high-concentration deposits, mostly in northern Saskatchewan's Athabasca Basin, where the Company continues to focus its exploration efforts. The Athabasca Basin occupies an area of about 100,000 sq km in northern Saskatchewan and accounts for approximately 30% of global primary uranium production making them the #1 producer in the world. Since 1968, 18 deposits totaling over 1.4 billion pounds of uranium have been discovered in the region. In 1975, the richest open-pit deposit in the world was discovered by Cameco at Key Lake. Key Lake is currently the largest high-grade uranium milling operation in the world with an annual production capacity of 18 million pounds. Canada's uranium mining industry has sales in the order of half a billion dollars per year.

Joint Venture Participation - Athabasca Basin Saskatchewan

As noted earlier, the Company has optioned seven groups of properties comprising a total of 22 claims with an area of 74,772 hectares ("Upper Dufferin Lake Claims"). These claims are located along the southern margin of the Athabasca Basin.

In order to fully exercise the option, Thunder Sword is required to pay the Optionor, 101073531 Saskatchewan Ltd., a total of $1,000,000, of which $500,000 was paid in October 2006 upon the Option Agreement having been accepted by the TSX Venture Exchange, with the balance due on or before October 1, 2007. In addition the Company completed and closed a $2 million private placement financing at $1.50 per Unit, comprised of one share and one warrant at $2.00 per share expiring October 2008. The proceeds from the placement were used to pay the Company's initial $1.5 million in expenditure and fee obligations on the Optioned Claims, and for general working capital. In addition to meeting its financial commitments to date, the Company also issued the Optionor 5,000,000 shares of the Company as per the Option Agreement.

In consideration of the payments made to date under the Option Agreement, as amended, Thunder Sword, has as at September 28, 2007 vested a 22 1/2%interest in the Option Claims. To earn its full 51 % interest Thunder Sword was originally obligated under its Option Agreement to continue to incur an additional $3,000,000 in exploration expenditures on or before October 1, 2007, which has been extended to facilitate delays due to access and permitting on certain of its prospects, and an additional $4,000,000 in exploration expenditures on or before October 1, 2008. As these expenditures are incurred, the Company will be deemed by the Optionor to have earned an additional 4.88% (approx.) interest in the Optioned Claims for each $l million in expenditures. In addition, the Company having now paid the remaining $500,000 lease Option fee referred to above, has been vested with an additional 2.44% interest in the Optioned Claims.

On February 19, 2007 the Company announced that it has entered into a Letter of Intent (LOI) with each of Tribune Resources Corp. (Tribune) and 101073531 Saskatchewan Ltd. (Sask Co.) whereby Tribune was given the right to acquire a 26% interest in certain of its leases covering 34,374 hectares of the Company's existing 74,343 hectares (the "JV Claims") located within the Athabasca Basin, Saskatchewan. The Company and Tribune finalized and received TSX approval to their option agreement, with both parties now proceeding in earnest to continue with ongoing exploration programs, including the intent to proceed with a stage 1, 4000 meter drill program on the Botham Lake leases. The drill program is expected to commence in mid to late October 2007.

The JV Claim areas included in the LOI are as follows:

Location	Area (ha.)
Virgin Lake	1985 ha
Dufferin Lake – East	13,290 ha
American /Botham Lake	19,099 ha.
TOTAL	34,374 ha.

Under the terms of the option agreement, Tribune has the right to earn a 26% interest in the JV Claims from the Company subject to Tribune incurring qualifying expenditures on the Claims of $3,000,000, at least $1,500,000. during the 2007 exploration term. The balance of the $3 mil must then be incurred by October 1, 2008. During this earn-in period, Tribune will be obligated to allocate expenditures such that the Claims remain in good standing with respect to the assessment work required by the Province of Saskatchewan until September 30, 2008. Thereafter, the parties will form a formal operating joint venture in respect of such JV Claims whereby they will pay ongoing exploration and assessment costs on a pro-rata basis. In addition to the above property expenditures, Tribune has paid the Company the Lease acquisition fee of $500K and has reimbursed the Company for all 2006 assessment credits paid by the Company attributable to the Claims which were carried forward into 2007 During the quarter ended April 30, 2007 the Company received reimbursement of the amounts totaling $496,313. The amount reimbursed will be credited towards the $1.5 million 2007 expenditure obligation of Tribune, as referred to above.

In consideration of the Company entering into the proposed JV agreement with Tribune, the Optionor has agreed with the Company that all expenditures incurred by Tribune on the JV Claims will be fully credited towards the earning requirements set out in the Option Agreement as between the Optionor and the Company on the full 74,000 hectares.

Assuming Tribune earns its full interest in the JV Claims and expends the $3 million in work assessments, the $3 million in expenditures will then be credited by the Optionor towards the Company's 2007 and 2008 earning expenditures under the Option Agreement. This will result in the Company being vested with a fully earned 51 % interest in the JV Claims (of which 26% will be assigned to Tribune) and an additional 14.6% interest in the remaining 40,000 hectare claims covering the Dufferin West, Kercher Lake and Cluff Lake Areas.

Management is excited by the proposed joint venture in that it will both expedite the vesting of the Company's interest in both the JV Claims, to which the Joint Venture is subject, and will further allow the Company to focus its other exploration efforts on its remaining properties, in particular the Dufferin West area, where as earlier announced, Cameco has made significant discoveries of uranium.

The Company is pleased to report that Tribune received TSX approval of the Option Agreement after having commissioned an updated 43-101 report in respect of the subject claims. In addition, to its obligations under the LOI, Tribune earlier paid to the Company "good faith payments" in the aggregate sum of $694,313. This amount represents payment of an initial $250,000 lease acquisition cost and the balance of $250,000 which was due and payable June 1, 2007; and reimbursement for exploration expenses already undertaken on the claims by the Company as qualifying assessments for 2007.

The Company is in the process of reviewing recently completed ground geophysics on various claims and will be working with its partners to establish a going forward exploration and designing a stage 1 drill program on Botham Lake, to be carried out in the fall or 2007.

Ongoing Exploration on Optioned Claims

Thunder Sword continues to aggressively explore and develop its 74,000ha Uranium Claims, adding value further identifying prospective high grade drill target areas and creating opportunities and value for its Shareholders.

In initially assessing its Athabasca Basin Uranium claims, Dr. Joe Montgomery, Ph.D, P.Eng. in his N43-101 Report, dated May 26, 2006, prepared for the Company, said the Upper Dufferin Lake Claims have many of the attributes which have been found in past and existing uranium deposits of the Eastern Athabasca Basin and were, in his opinion, considered to be very prospective for uranium deposits. A two phase program of exploration was recommended. The proposed program was carried out consisting of airborne magnetic and electromagnetic surveys and is now being followed up by detailed ground surveys of anomalous areas. We feel confident that our decisions to focus our ongoing efforts on the exploration and potential exploitation of our uranium related projects will serve to add value to the Company and you, its shareholders over many years to come.

The Company is continuing to work with two of the most active geophysical companies in the Athabasca Basin, providing the Company with the most technically advanced data and interpretation reports available for each of the 22 dispositions. An airborne geophysical survey was undertaken in 2006. The results from the airborne data and recent ground geophysics on various claims show conductive responses in each of the areas held, and indicators correspond well with the information gathered from the original satellite imagery used in the selection process. These are very encouraging results for the company. A Spring and Summer 2007 exploration program has been initiated. These programs include line-cutting grids and ground geophysics to follow up the airborne-indicated conductors.

Patterson Geophysics has already provided follow-up recommendations for a ground program on the American Lake/Botham Lake claims and the Dufferin West Claims. These properties were covered by the Company's Spring and Fall 2006 programs with a GEOTEM and MEGATEM Airborne Survey. The data indicates numerous conductive zones in each of these areas. Close to 20 km of strong conductors have been pointed out in the Botham Lake report and suggestions for detailed work have been made. Located on the southern edge of the Basin, this region is geologically similar to that found in the Key Lake area. Key Lake is home to a high grade uranium mine.

The deeper penetrating MEGATEM survey was required on the Dufferin Lake property and all the additional claims and early interpretation reports indicate positive results for the Company.

Thunder Sword is well positioned in the highly prospective and very active Dufferin Lake/Virgin River area. This region has had high levels of exploration activity for over 25 years, but with grades recently reported by Cameco where they intersected 18.3% U_3O_8 over 5.3 metres in drill hole VR-22W2 and 6.72% U_3O_8 over 5.2 metres in drill hole VR-024, the interest in the Company's offsetting claims Dufferin West and East Claims is ever increasing.

As earlier announced, Cameco has also reported significant uranium encounters on their Virgin River Project from a number of other drill holes within 3000 meters and bordering four of Thunder Sword's dispositions including claims S-107633, S-107632, S-107630 and S-107628. Eleven of Thunder Sword's dispositions border the Virgin River Shear Zone and the Dufferin Lake Fault. Thunder Sword's contiguous claims in this area run for 30 km on a NE - SW trend and on strike with numerous conductors.

The Company is initiating ground geophysics on its DWI grid, this work will test a conductor that is coincident with the eastern boundary of the Virgin River Shear Zone and based on a review by Patterson Geophysics, appears to be crosscut by a second structure shown by a weak magnetic high. The Company was advised by Patterson Geophysics, that this same structure also crosses the Dufferin Fault and may be related to Cameco's present area of drilling.

In a different area of interest, 45 km to the east of the Dufferin claims, are the Company's three Kercher Lake claims. Satellite imagery shows a very circular feature near Kercher Lake and it appears to be a possible meteorite impact structure approximately 9 km in diameter. Chosen for this reason, the property's recent airborne data also outlines the crater like feature and a possible central uplift in the middle of the structure. Further details regarding this structure, and its economic potential, are still required.

The Douglas River/Cluff Lake claims are located 30 km southeast of the recently closed Cluff Lake Uranium Mine in the western Athabasca Basin of Northern Saskatchewan. Two claims make up this block of properties. Two separate geophysical companies have stated that the ground hosts targets of interest. "The magnetic signature over this block indicates a dominant NE-SW contact zone in the basement," said the Chief Geophysicist for Fugro Airborne Surveys. Patterson Geophysics states that, "There are several conductors evident; however, a closer look at the data is needed to identify the trends." These are very encouraging results for the company.

Additional data has been taken over the company's Pooky Lake and Virgin Lake claims to provide total coverage of all 22 optioned properties. Excitement is building as the exploration plans come together and Thunder Sword moves towards its next phase of exploration. Selection of the best conductors within the airborne data is taking time to complete. Both Fugro Airborne Geophysics and Patterson Geophysics continue to review the data and early results indicate that Thunder Sword will have very promising follow up targets. During the second quarter of 2007, the Company's focus has been in finalizing the ground and airborne geophysics undertaken on its Botham Lake property with the intent of designing and implementing a stage 1, drill program thereon for the late summer / early fall of 2007. The drill program is being designed to test a number of the conductors that were evident on both air and ground geophysics and in correlation to regional and specific local geological information. The Company and Tribune will continue to pursue the exploration objectives on the associated claims so as to vest Tribune with its interest as set out under the option agreement. Additional work on the remaining claims is being reviewed and assembled so as to ensure that all required assessment work is carried out on the remaining as required to keep them in good standing. The Company anticipates that it will be required to undertake an aggressive financing or arrangement so as to aggressively pursue the exploration and development of its remaining claims into 2007 and 2008.

Pilot Harbour Property, Sault St. Marie, Ontario

Our Pilot Harbour property, which is located in the Sault St. Marie Mining Division of Ontario, is comprised of 42 claims (672 hectares), in the Mishibishu Lake area in Ontario, located 4~ miles SW from the Eagle River property presently being mined by River Gold Mines Ltd. The Company owns a 100% interest in these claims.

The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au. Utilizing funds raised from equity sources, the Company has previously focused on exploration of indicated high grade gold deposits, with the corporate objective of production from these deposits. All claims are in good standing until April 24, 2008.

Magnesium Chloride Project, Geermu, China

Our magnesium chloride is brought in from China from a property in Geermu, located a few kilometers from the City of Geermu in the Caerhan Salt Lake area of Northern China. Caerhan Salt Lake is one of the largest salt lakes in the world and contains concentrations of sodium chloride, potash and magnesium chloride. High grades of magnesium chloride (46%) are found in the tailings from previous mining operations and it is readily available. Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications.

SELECTED ANNUAL INFORMATION

The following table provides a brief summary of the Company's financial operations for the fiscal years ended October 31 and should be read in conjunction with the Company's audited financial statements for the three most recently completed financial years.

	2006	2005	2004
Sales	$ 29,129	$ 17,407	$ 38,316
Net Loss from operations	$ 377,341	$ 192,589	$ 396,697
Net loss per share (basic and fully diluted)	$0.04	$0.02	$0.07
Total Assets	$ 3,515,560	$ 123,916	$ 126,166
Long Term Financial Liabilities	$ -	$ -	$ -
Cash Dividends per share	$ -	$ -	$ -

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis.

RESULTS OF OPERATIONS

Please see the above detailed discussions on the Company's properties.

The Company's chemical/environmental division continued development/formulation of magnesium chloride products based on the purity and flexibility of our product. The marketing and production of our fertilizer product has been further delayed but research and development is continuing. The sound barrier and fire retardant products show a demonstrated market potential, but further testing is necessary before we can launch this product. We continue to hold an inventory of liquefied magnesium chloride and are currently marketing it.

SUMMARY OF QUARTERLY RESULTS

(Canadian dollars - Unaudited, except for the periods ending October 31):

	Quarter ended July 31, 2007	Quarter ended April 30, 2007	Quarter ended Jan 31, 2007	Quarter ended Oct 31, 2006	Quarter ended July 31 2006	Quarter ended April 30, 2006	Quarter ended Jan 31, 2006	Quarter ended Oct 31, 2005
Sales	$ ----	$ 10,420	$ 4,345	$ 9,434	$ 6,880	$ 7,679	$ 5,136	$ 9,829
Loss for the period from operations	$(133,403)	$(176,151)	$ (81,827)	$ (174,874)	$ (72,049)	$ (93,122)	$ (37,296)	$(38,837)
Loss Per Share from operations - basic & fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Net Loss for the Period	$(128,720,)	$(176,151,)	$ (81,827)	$ (174,874)	$ (72,049)	$ (96,122)	$ (37,296)	$(38,837)
Net loss Per Share - basic & fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Significant expenditures during the quarter ended July 31, 2007 and significant variations from the prior year include:

- Advertising and shareholder relations – $183,076 (2006 - $26,399): As disclosed in the October 31, 2006 MD&A, increased advertising and shareholder relations expenditures were directly related to the Company entering into contracts for investor and shareholder relations with two arms-length companies. Included in the expense for the quarter is approximately $70,000 ($30,000 in the previous quarter) paid under these agreements.

- Consulting fees – $60,000 (2006 - $58,500): Consulting fess in each period includes $15,000 paid or accrued to directors.

- Filing and transfer fees – $17,652 (2006 - $13,966): Increased filing fees in the current period reflect filing fees associated with the private placement and other property filing during the current quarter.
- Interest – $44,145 (2006 - $17,039): Interest expense in the current period reflects increased indebtedness to directors and shareholders as compared to the prior period. Interest expense in the period is solely interest accrued on amounts due to directors ($14,341) and due to shareholders ($3,595). Interest expense in the prior period includes interest on amounts due to directors..
- Professional Fees – $44,022 (2006 - $31,428): Professional fees in the quarter relate primarily to audit fees and audit fee accruals. Expenses of the prior quarter include legal fees related to general corporate matters and a $17,000 settlement of legal fees not previously recorded in the accounts of the Company and year-end audit fees billed in the quarter but not accrued as at the year end.
- Rent - $28,305 (2006 - $32,054): Rent includes $1,500 (2006 - $1,500) paid to a company controlled by the spouse of a director. Rent expense in the current quarter is less than that of the comparative period as the Company has recently moved its storage yard to less expensive premises.

The Company has recorded losses in all of the previous eight financial quarters, and expects to continue to record losses until such time as the Company's exploration activities determine the existence of economically recoverable reserves on its mineral properties or sales of magnesium chloride increase to the point of profitability.

LIQUIDITY

The Company is engaged in mineral exploration and development and sales of magnesium chloride and has limited cash flow from operations; it must rely on equity financing and/or related party advances to meet its administrative and overhead expenses, and to pursue its objectives. Cash on hand at July 31, 2007 was $229,220 (October 31, 2006 - $335,319). At July 31, 2007 the Company had a working capital deficiency of $329,959 (October 31, 2006 – working capital deficiency of $281,553) which include advances from related parties totaling $577,608 (October 31, 2006: - $497,434). Amounts due to related parties include amounts due to directors, in the amount of $574,013, which bears interest at 10% per annum and payable on demand.

CAPITAL RESOURCES

Shares Authorized:	Unlimited number of common shares (2005 - 98,895,000) without par value
	Unlimited number of preference shares (2005 - 1,000,000) without par value
Shares Issued:	17,094,245 common shares without par value

There are no stock options outstanding at the date of this report.

There are 333,333 share purchase warrants outstanding. The holder of each warrant is entitled to purchase one additional common share at a price of $1.75 up to April 25, 2009.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no Off-Balance Sheet arrangements.

RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for during the period ended July 31 2007:

a) Rent

The Company paid or accrued rent of $1,500 (2006 - $1,500) to a company controlled by a spouse of a director.

b) Management Services

The Company paid or accrued consulting fees of $15,000 (2006 - $15,000) to directors for management services

c) Interest

The Company accrued interest on loans from directors in the amount of $14,332 (2006 - $5,769).

Amounts due to related parties total $574,013 (October 31, 2006 - $497,434) due to a director and a company controlled by the spouse of a director which bear interest at 10% per annum, are unsecured, and are without specific terms of repayment.

FOURTH QUARTER

Not Applicable

PROPOSED TRANSACTIONS

None

CRITICAL ACCOUNTING ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of long-lived assets. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statement and the impact may be material. Management believes the following critical accounting policies require more significant estimates and judgments in the preparation of the consolidated financial statements.

The financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If the Company was not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. The Company anticipates the need to raise additional private placement debt or equity funds or through joint venture arrangements to accomplish its budgeted expenditures. These private placements are not assured. Failure to raise additional funds may result in the Company being unable to complete its planned programs, curtailing operations or writing down its assets.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

There were no changes during the period

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, GST recoverable, accounts payable and due to related parties. The terms are fully disclosed in the Company's financial statements. It is management's opinion that the Company is not exposed to significant currency, credit or interest risks from its financial instruments. The fair value is the carrying value unless otherwise noted.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, together with other members of management, after having designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with generally accepted accounting principles in Canada as of April 30, 2007, have not identified any changes to the Company's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com

END